Exhibit 99.1

ICON Reports Third Quarter 2025 Results

Highlights

•Quarter three revenue was $2,042.8 million representing an increase of 1.3% on quarter two 2025.

•Net income for the quarter was $2.4 million or $0.03 per diluted share.

•Quarter three adjusted EBITDA was $396.7 million or 19.4% of revenue, representing an increase of 0.2% on quarter two 2025.

•Quarter three adjusted net income was $258.8 million or $3.31 per diluted ordinary share.

•Gross business wins in the quarter of $2,986 million, representing an increase of 0.7% on quarter two 2025.

•Net business wins in the quarter of $2,086 million, representing an increase of 1.4% on quarter two 2025; a net book to bill in the quarter of 1.02.

•Net debt was $2.9 billion at September 30, 2025 with a net debt to adjusted EBITDA ratio of 1.8x.

•Free cash flow was $333.9 million in the quarter and $687.2 million year to date.

•$250.0 million worth of stock repurchased in quarter three at an average price of $175 per share.

•Amending full-year 2025 financial revenue guidance to a range of $8,050 - $8,100 million, an increase of $75 million at the midpoint from the prior full-year guidance range. Updating full-year 2025 adjusted diluted earnings per share* guidance to a range of $13.00 - $13.20. Adjusted diluted earnings per share excludes amortization, stock compensation, restructuring, foreign exchange, transaction-related / integration-related adjustments, goodwill impairment and their related taxation effect.

Dublin, Ireland, October 22, 2025 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today reported its financial results for the third quarter ended September 30, 2025.

CEO, Mr. Barry Balfe commented, “ICON’s results in quarter three were reflective of broad market conditions, as we continued to partner with customers to navigate an uncertain environment. We are pleased with solid gross business wins and revenue in the quarter, resulting in a net book to bill ratio of 1.02 times. While we are encouraged by increased opportunity flow in the quarter, this is tempered by ongoing challenges in the sector including delayed decision making, elevated cancellations and uncertainty in the macro environment. We are amending our full-year financial guidance to reflect these dynamics, in addition to the impact of higher pass-through revenues.''

Third Quarter 2025 Results

Gross business wins in the third quarter were $2,986 million and cancellations were $901 million. This resulted in net business wins of $2,086 million and a book to bill of 1.02.

Revenue for the third quarter was $2,042.8 million. This represents an increase of 0.6% on quarter three 2024 or a 1.0% decrease on a constant currency basis.

Following a quantitative assessment of goodwill performed as part of the annual impairment assessment at September 30, 2025, a non-cash goodwill impairment charge of $165.3 million was recorded in respect of the Data Solutions Reporting Unit.

GAAP net income was $2.4 million, resulting in $0.03 diluted earnings per share in quarter three 2025 compared to $2.36 diluted earnings per share in quarter three 2024. Adjusted net income for the quarter was $258.8 million, resulting in an adjusted diluted earnings per share of $3.31 compared to $3.35 per share for the third quarter 2024.

Adjusted EBITDA for the third quarter was $396.7 million or 19.4% of revenue, a decrease of 5.3% on quarter three 2024.

The effective tax rate on adjusted net income in quarter three 2025 was 16.5%.

Cash generated from operating activities for the quarter was $387.6 million. During the quarter $53.7 million was spent on capital expenditure. $250.0 million worth of stock was repurchased at an average price of $175 per share. Additionally, $7.4 million of Term Loan B payments were made during the quarter. At September 30, 2025, the Group had cash and cash equivalents of $468.9 million, compared to cash and cash equivalents of $390.4 million at June 30, 2025 and $695.5 million at September 30, 2024. Net indebtedness as at September 30, 2025 was $2.9 billion.

Year to date 2025 Results

Gross business wins year to date were $8,633 million and cancellations were $2,469 million. This resulted in net business wins of $6,164 million and a book to bill of 1.02.

Revenue year to date was $6,061.5 million. This represents a year on year decrease of 2.9% or 3.3% on a constant currency basis.

Following a quantitative assessment of goodwill performed as part of the annual impairment assessment at September 30, 2025, a non-cash goodwill impairment charge of $165.3 million was recorded in respect of the Data Solutions Reporting Unit.

GAAP net income year to date was $339.5 million, resulting in $4.27 diluted earnings per share. Year to date adjusted net income was $776.6 million, resulting in an adjusted diluted earnings per share of $9.77 compared to $10.57 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $1,183.4 million or 19.5% of revenue, a year on year decrease of 9.9%.

The effective tax rate on adjusted net income year to date was 16.5%.

Cash generated from operating activities year to date was $802.0 million. Year to date $114.9 million was spent on capital expenditure, $750.0 million worth of stock was repurchased at an average price of $167 per share and $22.3 million of Term Loan B payments were made.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring, transaction-related / integration-related adjustments, goodwill impairment and their related taxation effect. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on October 23, 2025 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2025 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 39,800 employees in 95 locations in 55 countries as at September 30, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	(in thousands, except share and per share data)

Revenue	$2,042,812	$2,030,030	$6,061,501	$6,240,575

Costs and expenses:
Direct costs	1,488,364	1,438,616	4,386,801	4,403,583
Selling, general and administrative	197,049	205,095	600,439	576,903
Depreciation and amortization	98,495	93,029	292,171	391,845
Transaction and integration related	7,020	7,856	19,141	21,667
Restructuring	—	—	82,296	45,789
Goodwill impairment	165,300	—	165,300	—
Total costs and expenses	1,956,228	1,744,596	5,546,148	5,439,787

Income from operations	86,584	285,434	515,353	800,788
Interest income	1,761	2,434	5,617	5,601
Interest expense	(50,243)	(53,303)	(148,003)	(185,808)

Income before income tax expense	38,102	234,565	372,967	620,581
Income tax expense	(35,747)	(37,437)	(33,489)	(89,105)
Net income	$2,355	$197,128	$339,478	$531,476

Net income per Ordinary Share:

Basic	$0.03	$2.38	$4.29	$6.43
Diluted	$0.03	$2.36	$4.27	$6.38

Weighted average number of Ordinary Shares outstanding:

Basic	77,373,534	82,831,300	79,057,239	82,716,842
Diluted	78,082,459	83,445,827	79,518,086	83,305,441

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

	September 30, 2025	December 31, 2024
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$468,888	$538,785
Accounts receivable, net of allowance for credit losses	1,387,690	1,401,989
Unbilled revenue	1,258,706	1,286,274
Other receivables	91,018	79,487
Prepayments and other current assets	140,713	140,435
Income taxes receivable	61,626	83,523
Total current assets	$3,408,641	$3,530,493

Non-current assets:
Property, plant and equipment, net	390,837	382,879
Goodwill	8,927,323	9,051,410
Intangible assets, net	3,384,322	3,559,792
Operating right-of-use assets	134,341	147,602
Other receivables	89,932	72,796
Deferred tax asset	100,810	74,758
Investments in equity	71,284	57,948
Total Assets	$16,507,490	$16,877,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$113,288	$173,025
Unearned revenue	1,528,343	1,614,758
Other liabilities	998,472	923,603
Income taxes payable	49,350	55,258
Current bank credit lines, loan facilities and notes	529,762	29,762
Total current liabilities	$3,219,215	$2,796,406

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	2,878,547	3,396,398
Lease liabilities	125,110	140,085
Non-current other liabilities	99,490	83,470
Non-current income taxes payable	105,832	125,834
Deferred tax liability	744,450	812,486
Commitments and contingencies	—	—
Total Liabilities	$7,172,644	$7,354,679

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
76,359,932 shares issued and outstanding at September 30, 2025 and
80,756,860 shares issued and outstanding at December 31, 2024	6,290	6,586
Additional paid-in capital	7,100,059	7,020,231
Other undenominated capital	1,606	1,304
Accumulated other comprehensive loss	(86,944)	(229,929)
Retained earnings	2,313,835	2,724,807
Total Shareholders' Equity	$9,334,846	$9,522,999
Total Liabilities and Shareholders' Equity	$16,507,490	$16,877,678

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024
(UNAUDITED)

	Nine Months Ended
	September 30, 2025	September 30, 2024
	(in thousands)
Cash flows provided by operating activities:
Net income	$339,478	$531,476

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	292,171	391,845
Goodwill impairment	165,300	—
Impairment of operating right-of-use assets and related property, plant and equipment	5,573	12,559
Reduction in carrying value of operating right-of-use assets	29,473	29,820
Amortization of financing costs and debt discount	4,470	22,066
Stock compensation expense	72,529	41,183
Deferred tax benefit	(91,788)	(86,579)
Unrealized foreign exchange movements	24,661	34,018
Other non-cash items	20,561	26,828
Changes in operating assets and liabilities:
Accounts receivable	1,013	352,795
Unbilled revenue	25,979	(423,533)
Unearned revenue	(101,089)	(72,930)
Other net assets and liabilities	13,712	88,790
Net cash provided by operating activities	802,043	948,338

Cash flows used in investing activities:
Purchase of property, plant and equipment	(114,885)	(106,772)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	(85,629)
Movement of available for sale investments	—	1,954
Proceeds from investments in equity	2,114	2,671
Purchase of investments in equity	(16,286)	(10,131)
Net cash used in investing activities	(131,594)	(197,907)

Cash flows used in financing activities:
New Notes issue costs	—	(12,678)
Drawdown of credit lines and loan facilities	50,000	2,242,480
Repayment of credit lines and loan facilities	(72,321)	(2,595,323)
Proceeds from exercise of equity compensation	7,319	32,379
Share issue costs	(14)	(17)
Repurchase of ordinary shares	(750,000)	(100,000)
Share repurchase costs	(450)	(68)
Net cash used in financing activities	(765,466)	(433,227)

Effect of exchange rate movements on cash	25,120	201
Net (decrease) / increase in cash and cash equivalents	(69,897)	317,405
Cash and cash equivalents at beginning of period	538,785	378,102
Cash and cash equivalents at end of period	$468,888	$695,507

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$2,355	$197,128	$339,478	$531,476
Income tax expense	35,747	37,437	33,489	89,105
Net interest expense	48,482	50,869	142,386	180,207
Depreciation and amortization	98,495	93,029	292,171	391,845
Stock-based compensation expense (a)	46,191	13,038	73,918	41,183
Foreign currency (gains)/losses, net (b)	(6,860)	19,434	35,250	11,960
Restructuring (c)	—	—	82,296	45,789
Transaction and integration related costs (d)	7,020	7,856	19,141	21,667
Goodwill impairment (f)	165,300	—	165,300	—
Adjusted EBITDA	$396,730	$418,791	$1,183,429	$1,313,232

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$2,355	$197,128	$339,478	$531,476
Income tax expense	35,747	37,437	33,489	89,105
Amortization	58,688	58,026	176,691	291,013
Stock-based compensation expense (a)	46,191	13,038	73,918	41,183
Foreign currency (gains)/losses, net (b)	(6,860)	19,434	35,250	11,960
Restructuring (c)	—	—	82,296	45,789
Transaction and integration related costs (d)	7,020	7,856	19,141	21,667
Transaction-related financing costs (e)	1,499	1,462	4,470	22,066
Goodwill impairment (f)	165,300	—	165,300	—
Adjusted tax expense (g)	(51,140)	(55,173)	(153,455)	(173,953)
Adjusted net income	$258,800	$279,208	$776,578	$880,306

Diluted weighted average number of Ordinary Shares outstanding	78,082,459	83,445,827	79,518,086	83,305,441

Adjusted diluted net income per Ordinary Share	$3.31	$3.35	$9.77	$10.57

(a)Stock-based compensation expense represents the amount of expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains)/losses, net relates to losses or gains that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these losses and gains from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Goodwill impairment relates to an impairment of goodwill allocated to the Company's Data Solutions reporting unit.
(g)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com